United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2006

Companhia Vale do Rio Doce

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Results of Operations for the Nine Months Ended September 30, 2006 and 2005

Overview

We generated net income of US$ 4,955 million in the first nine months of 2006, a 35.9% increase over the amount recorded in the same period in 2005. This performance was driven primarily by a 37.4% increase in operating income, which increased to US$ 5,457 million in the first nine months of 2006. The increase in operating income was driven by higher net revenues, which increased to US$ 12,338 million, a 34.2% increase over the comparable period in 2005. Non-operating income decreased by US$ 120 million, due primarily to higher financial expenses and lower foreign exchange and monetary gains, partially offset by higher gains on sales of investments. During the period, gains on sales of investments amounted to US$ 363 million and included gains on the sale of our interests in Gulf Industrial Investment Company (“GIIC”), Nova Era Silicon and Gerdau S.A.

On July 3, 2006, we acquired from BHP Billiton Metals the remaining 45.5% stake of Valesul Alumínio S.A. (“Valesul”) that we did not already own for US$ 27.5 million. We began consolidating Valesul in our results in the third quarter of 2006.

In October 2006, we acquired 75.66% of the common shares of Inco Limited (“Inco”), the world’s second largest nickel producer based on sales in 2005, in an unsolicited cash tender offer, and have since increased our holding to 86.57%. We intend to acquire the remaining shares, and the total purchase price will be approximately US$ 16.9 billion. We will begin consolidating Inco in our results in the fourth quarter of 2006.

On November 6, 2006 our Board of Directors approved the sale of 5,362,928 of the shares we hold in Usiminas for R$ 378.6 million (approximately US$ 177 million) and also approved the possible future sale of an additional 13,839,192 Usiminas shares. On that same date, we entered into a shareholders agreement to become part of the control group of Usiminas. We intend to retain 6,608,608 Usiminas common shares.

Revenues

Our gross operating revenues increased to US$ 12,869 million in the first nine months of 2006, a 33.2% increase over the comparable period in 2005. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

	Nine months ended September 30,
Product	2006		2005		% Change
	(in millions of US$)
Iron ore and pellets
Iron ore	US$	7,380	US$	5,321	38.7%
Pellets		1,435		1,439	—

Subtotal		8,815		6,760	30.4
Manganese ore and ferroalloys		401		458	(12.4)
Potash		100		108	(7.4)
Kaolin		148		126	17.5
Copper		596		260	129.2
Revenues from logistic services		1,034		907	14.0
Aluminum-related products		1,707		1,031	65.6
Other products and services		68		9	655.6

Gross revenues		12,869		9,659	33.2
Value added tax		(531)		(465)	14.2

Net operating revenues	US$	12,338	US$	9,194	34.2

Iron ore and pellets. Gross revenues from iron ore and pellets increased to US$ 8,815 million in the first nine months of 2006, a 30.4% increase over the same period in 2005, driven by a 38.7% increase in gross revenues from iron ore.

•	Iron ore. Driven by continued high levels of demand in the global seaborne iron ore market, customer demand for iron ore continued to exceed our production capacity in the first nine months of 2006. Reflecting this excess demand, we reached agreements with major steelmakers in May 2006 under which our reference prices for iron ore were increased by an average of 19%. This price increase, which was retroactive to January for most clients in Europe and to April for most clients in Asia, began to favorably impact our gross revenues in the latter half of the second quarter of 2006. This new price increase follows a 71.5% increase in reference prices negotiated in February 2005, which began affecting gross revenues in the second quarter of 2005. Reflecting the amount and timing of these price increases, average selling prices for the first nine months of 2006 were 24.2% higher than in the same period in the prior year. We also increased our shipments of iron ore by 19,163 tons, or 11.4%, compared to the first nine months of 2005. The increase in shipments was made possible by higher production at our existing mines, the expansion of our Carajàs mine, the startup of our Fábrica Nova mine in April 2005 and production from MBR’s Mar Azul mine, which we acquired in the first quarter of 2006. Our Brucutu mine began operations in the third quarter of 2006, further increasing our production capacity. These production increases more than offset an 11.5% decline in iron ore purchases from third parties in the first nine months of 2006 compared to the first nine months of 2005. Reflecting these positive volume and pricing trends, our gross revenues from iron ore increased by 38.7% to US$ 7,380 million in the first nine months of 2006.

•	Pellets. Gross revenues from pellets were stable at US$ 1,435 million in the first nine months of 2006 compared to US$ 1,439 million in the first nine months of 2005. Total shipments in the first nine months of 2006 of 18,211 million tons were 8.5% lower than in the same period in 2005, primarily reflecting our decision to temporarily shut down our São Luis pellet plant from March until July 2006 in response to lower demand resulting from steel production cuts in Europe and North America. Reflecting the lower demand for pellets, we agreed to a 3% cut in the reference price for blast furnace and direct reduction pellets in our negotiations with major steelmakers in May 2006, which began to have an impact on gross revenues in the latter part of the second quarter of 2006. Despite this reduction in reference prices, average selling prices for the first nine months of 2006 were 8.3% higher in the first nine months of 2006 than in the same period in the prior year. This increase reflects the continuing impact of the 86.6% increase in reference prices for pellets negotiated in February 2005, which did not have a significant impact on gross revenues until the second quarter of 2005.

Manganese ore and ferroalloys

Gross revenues from sales of manganese ore and ferroalloys decreased by 12.4%, from US$ 458 million in the first nine months of 2005 to US$ 401 million in the first nine months of 2006. This decrease resulted from:

•	A 9.5% decline in gross revenues from ferroalloys, from US$ 399 million in the first nine months of 2005 to US$ 361 million in the first nine months of 2006, resulting from a 2.2% decrease in sales volume compared to the same period in 2005 and a 6.3% decrease in average selling prices.

•	A 32.2% decrease in gross revenue from manganese ore, from US$ 59 million in the first nine months of 2005 to US$ 40 million in the first nine months of 2006. This decrease was driven by a 21.2% decrease in average selling prices compared to the same period in 2005, while volumes were down 13.9%. The decline in shipments reflects lower demand compared to the first nine months of 2005 and our related decision to reduce production at our mines beginning with the fourth quarter of 2005 due to a global surplus of manganese.

Potash

Gross revenues from sales of potash decreased by 7.4%, from US$ 108 million in the first nine months of 2005 to US$ 100 million in the first nine months of 2006. The price of potash, after a peak in the second quarter of 2005, continued to decline, due to contraction in global demand. As a consequence, average selling prices were 16.6% lower in the first nine months of 2006 than in the same period in 2005. Moreover, the reduction in the number of acres planted by farmers in Brazil in response to a decline in profitability of Brazilian agricultural products, resulting from the appreciation of the real against the U.S. dollar, lower soybean prices and increased input prices, led to a strong retraction in potash consumption in Brazil in the first half of 2006. During the third quarter, sales recovered as farmers began planting for next year’s harvest. Overall, volumes increased by 11% in the first nine months of 2006 compared to the same period in 2005.

Kaolin

Gross revenues from sales of kaolin increased by 17.5%, from US$ 126 million in the first nine months of 2005 to US$ 148 million in the first nine months of 2006, due principally to an 11.5% increase in average selling prices and a 5.3% increase in volume.

Copper

Gross revenues from sales of copper concentrate increased by 129.2% to US$ 596 million in the first nine months of 2006 compared with US$ 260 million in the first nine months of 2005. The average selling price increased 122.2% primarily reflecting higher copper prices, which continue to post record levels. The output from our Sossego copper mine in the first nine months of 2006 was 3.1% higher than in the same period in 2005. Although operational problems occurred in the ball mill at the benefication plant in the first quarter of 2006, they were resolved by the end of February 2006. In the second quarter of 2006 Sossego´s production returned to normal levels.

Logistics services

Gross revenues from logistics services increased by 14.0% from US$ 907 million in the first nine months of 2005 to US$ 1,034 million in the first nine months of 2006. The increase in gross revenues from logistic services primarily reflects:

•	A 16.1% increase in revenues from railroad transportation, from US$ 658 million in the first nine months of 2005 to US$ 764 million in the first nine months of 2006. The increase in revenues was mainly driven by a 16.5% increase in average selling prices, reflecting the appreciation of the real as well as higher real-denominated prices due to a change in the mix of products shipped. Volumes shipped remained stable.

•	An 11% increase in gross revenues from port operations, from US$ 173 million in the first nine months of 2005 to US$ 192 million in the first nine months of 2006. The increase in gross revenues from port operations was driven primarily by an 16.4% increase in average selling prices, reflecting the appreciation of the real as well as higher real-denominated prices, partially offset by a 3.4% decrease in volume.

•	Gross revenues from shipping remained stable at US$ 78 million in the first nine months of 2006 compared to US$ 76 million in the first nine months of 2005.

Aluminum-related products

Gross revenues from aluminum-related products increased by 65.6%, from US$ 1,031 million in the first nine months of 2005 to US$ 1,707 million in the first nine months of 2006. The main drivers were:

•	A 51.2% increase in gross revenues from sales of aluminum, from US$ 606 million in the first nine months of 2005 to US$ 916 million in the first nine months of 2006. Our consolidation of the results of Valesul beginning in July 2006 accounted for US$ 78 million of the US$ 310 million increase. Average selling prices rose by 36.8%, reflecting strong worldwide demand for aluminum. Volume increased by 10.3%, reflecting the consolidation of Valesul as well as operational improvements that allowed Albras to exceed its nominal production capacity.

•	A 96.4% increase in gross revenues from sales of alumina, from US$ 392 million in the first nine months of 2005 to US$ 770 million in the first nine months of 2006. The increase in alumina gross revenues resulted primarily from a 58.6% increase in sales volume due to higher production, reflecting the startup of Stages 4 and 5 of Alunorte’s Barcarena refinery in the first quarter of 2006. These expansion projects increased our annual production capacity from 2.5 million tons to 4.4 million tons. The expansion in alumina production more than offset the accounting impact of eliminating sales of alumina by Alunorte to Valesul upon its consolidation beginning in July 2006. Average selling prices were 23.9% higher in the first nine months of 2006 than in the first nine months of 2005, reflecting an increase in worldwide demand for alumina. Worldwide alumina prices began to decline in the second quarter of 2006, reflecting a substantial increase in Chinese production and announcements of further planned capacity expansions in China.

•	A 36.4% decrease in gross revenues from sales of bauxite, from US$ 33 million in the first nine months of 2005 to US$ 21 million in the first nine months of 2006. The 2.9% increase in average selling prices due to a general rise in worldwide bauxite prices was more than offset by a 38.4% decrease in volume, reflecting higher internal consumption of bauxite by our Alunorte subsidiary, which reduced the amount of bauxite available for sale to third parties.

Other products and services

Gross revenues from other products and services increased from US$ 9 million in the first nine months of 2005 to US$ 68 million in the first nine months of 2006, primarily reflecting shipments by us of coal purchased from our Henan Longyu Energy Resources joint venture in China, which began shipments in January 2006.

Operating costs and expenses

The following table summarizes our operating costs and expenses for the periods indicated.

	Nine months ended September 30,
	2006		2005		% change
	(in millions of US$)
Cost of ores and metals	US$	4,186	US$	3,248	28.9%
Cost of logistic services		573		500	14.6
Cost of aluminum-related products		963		643	49.8
Cost of other products and services		38		9	322.2

Cost of goods sold		5,760		4,400	30.9
Selling, general and administrative expenses		547		408	34.1
Research and development		306		192	59.4
Employee profit sharing plan		97		65	49.2
Other costs and expenses		171		158	8.2

Total operating costs and expenses	US$	6,881	US$	5,223	31.7

Cost of goods sold

The following table summarizes the components of our cost of goods sold for the periods indicated.

	Nine months ended September 30,
	2006		2005		% change
	(in millions of US$)
Outsourced services	US$	1,411	US$	1,009	39.8%
Materials costs		1,012		820	23.4
Energy
Fuel		600		442	35.7
Electric energy		431		323	33.4

Subtotal		1,031		765	34.8
Acquisition of products
Iron ore and pellets		571		546	4.6
Bauxite and other products		340		251	35.5

Subtotal		911		797	14.3
Personnel		510		354	44.1
Depreciation and depletion		549		410	33.9
Others		336		245	37.1

Total	US$	5,760	US$	4,400	30.9

Total cost of goods sold increased by 30.9% in the first nine months of 2006 relative to the first nine months of 2005 to US$ 5,760 million. Of the US$ 1,360 million increase, US$ 42 million was attributable to the consolidation of Valesul beginning in July 2006. On average, the real was 12.1% higher against the U.S. dollar in the first nine months of 2006 compared to the first nine months of 2005. Because the majority of CVRD’s costs and expenses are denominated in reais, this led to increased costs when measured in U.S. dollars.

•	Outsourced services costs increased by US$ 402 million, or 39.8%, in the first nine months of 2006, driven primarily by the appreciation of the real and higher rail freight costs due to higher iron ore production at our MBR subsidiary, which uses the MRS railway to transport its iron ore to the port. The higher outsourced services costs also reflect increased waste material removal in our mines and higher costs for maintenance services.

•	Materials costs increased by US$ 192 million, or 23.4%, in the first nine months of 2006 compared to the same period in the prior year, primarily reflecting higher volumes and the appreciation of the real against the U.S. dollar.

•	Energy costs increased by US$ 266 million, or 34.8%, in the first nine months of 2006 compared to the same period in the prior year. The increase was due to higher energy consumption resulting from the expansion of Alunorte, the consolidation of Valesul, the appreciation of the real against the U.S. dollar, and higher energy prices in reais. The restart of the São Luis pellet plant also contributed to higher energy costs because the start-up of the furnace requires higher levels of power and fuel than normal operations.

•	Product acquisition costs were US$ 114 million, or 14.3% higher, in the first nine months of 2006 than in the same period in the prior year due to a 4.6% increase in the cost of acquiring iron ore and pellets and a 35.5% increase in the cost of acquiring bauxite and other products. The increase in iron ore and pellet costs primarily reflects higher iron ore and pellet prices, which offset the impact of a decrease in purchases of iron ore from third parties. The higher bauxite acquisition costs reflect higher purchases of bauxite from third parties to supply the expanded operation of Alunorte’s Barcarena alumina refinery. We expect third party bauxite purchases to decline following the start-up of the Paragominas mine in 2007. We have also increased our purchases of Manganese from other mining companies in order to reduce costs and increase ferroalloy production.

•	Personnel costs were 44.1% higher, reflecting the impact in the first nine months of 2006 of salary increases agreed in July 2005, an increase in the number of our employees as a result of our expansion projects and our consolidation of Valesul, and the appreciation of the real against the U.S. dollar. As part of our wage negotiations process, in July 2006, we agreed on a 3% wage increase that will take effect beginning in January 2007. We also paid a special bonus to employees in August 2006.

•	Depreciation and depletion increased by 33.9% in the first nine months of 2006 compared to the first nine months of 2005, reflecting the impact of our recent capital expenditures and the appreciation of the real against the U.S. dollar.

Selling, general and administrative expenses

Selling and administrative expenses increased by 34.1%, from US$ 408 million in the first nine months of 2005 to US$ 547 million in the first nine months of 2006. The increase resulted primarily from the appreciation of the real against the U.S. dollar, the impact in the first nine months of 2006 of salary increases agreed in July 2005, an increase in the number of administrative employees due to the expansion of our activities and higher depreciation reflecting the impact of our recent capital expenditures.

Research and development expenses

Research and development expenses increased by 59.4%, from US$ 192 million in the first nine months of 2005 to US$ 306 million in the same period in 2006, due to increased mineral exploration and project studies in South Africa, Asia, Africa and Australia.

Other costs and expenses

Other costs and expenses increased by 8.2% from US$ 158 million in the first nine months of 2005 to US$ 171 million in the first nine months of 2006. The increase resulted primarily from provisions for delays in receiving credits of value-added taxes.

Operating Income by Segment

The following table provides information concerning our operating income by segment and as a percentage of revenues for the periods indicated.

	Nine months ended September 30,
	2006			2005
	Operating income (loss)		% of net operating revenues	Operating income (loss)		% of net operating revenues
	(in millions of US$)			(in millions of US$)
Ferrous minerals
Iron ore	US$	3,915	54.6%	US$	2,963	57.6%
Pellets		438	31.9		448	32.5
Manganese ore		(7)	—		5	9.3
Ferroalloys		(7)	—		84	23.2
Non-ferrous minerals
Potash		20	21.3		33	33.3
Kaolin		3	2.1		(12)	—
Copper		372	63.7		86	33.7
Aluminum-related
Alumina		205	27.0		27	7.3
Aluminum		467	51.8		293	48.7
Bauxite		—	—		2	6.1
Logistics
Railroads		199	31.5		158	28.4
Ports		50	31.3		54	36.5
Ships		(12)	—		(3)	—
Others		(186)	—		(167)	—

Total	US$	5,457	44.2	US$	3,971	43.2

Our operating income increased as a percentage of net operating revenues from 43.2% in the first nine months of 2005 to 44.2% in the first nine months of 2006.

•	This increase was driven primarily by higher margins in the copper, alumina and aluminum businesses, which more than offset decreases in the margins on our iron ore, pellets, manganese, ferroalloys and potash businesses.

•	The decrease in margins in our iron ore and pellets businesses primarily reflects the impact of the appreciation of the real against the U.S. dollar, higher research and development expenditures, higher depreciation charges due to the expansion of our asset base and higher freight and other outsourced services costs, as well as the idling of production capacity at our São Luis pellet plant. Together, these factors more than offset the impact of higher average selling prices.

•	Revenues and operating margins increased in our copper, alumina and aluminum businesses. In each of these segments, higher prices more than offset the production cost increases described above.

•	The significant margin declines in the manganese and ferroalloys segments are due to lower market prices for these products and the higher production costs described above.

•	The margin decline in the potash segment is due to the lower potash prices noted above and higher production costs due primarily to the appreciation of the real against the U.S. dollar.

Non-Operating Income (Expenses)

The following table details our non-operating income (expenses) for the periods indicated.

	Nine months ended September 30,
	2006		2005
	(millions of US$)
Financial income	US$	146	US$	92
Financial expenses		(630)		(359)
Foreign exchange and monetary gains (losses) net		325		465
Gain on sale of investments		363		126

	US$	204	US$	324

We had net non-operating income of US$ 204 million in the first nine months of 2006, compared to net non-operating income of US$ 324 million in the first nine months of 2005. This change primarily reflects:

•	The positive impact of exchange rate movements on our net U.S.-dollar denominated liabilities caused by the appreciation of the real in 2006, from R$ 2.3407 to US$ 1.00 at December 31, 2005 to R$ 2.1742 to US$ 1.00 at September 30, 2006. The depreciation of the U.S. dollar from December 2004 to September 2005 was 19.5% and the depreciation of the U.S. dollar from December 2005 to September 2006 was 7.7%.

•	An increase in financial income from US$ 92 million in the first nine months of 2005 to US$ 146 million in the first nine months of 2006, due mainly to higher interest rates and higher average cash balances.

•	An increase in financial expenses from US$ 359 million in the first nine months of 2005 to US$ 630 million in the first nine months of 2006. The higher financial expenses primarily reflect the impact of losses on aluminum hedging transactions. We also recorded losses on the marking to market of the non-convertible shareholders debentures issued in connection with our privatization. A significant rise in the average trading prices of these debentures led to an increase in the book value of the related liabilities, resulting in an accounting loss of US$ 67 million in the first nine months of 2006. We also incurred an expense of US$ 86 million to acquire call options on Canadian dollars in connection with our acquisition of Inco.

•	A gain on sale of investments in the first nine months of 2006 related to the sale of our interest in GIIC for US$ 338 million, Nova Era Silicon for US$ 9 million and our investment in Gerdau for US$ 16 million compared to gains in the first nine months of 2005 related to the sale of the Quebec-Cartier Mining Company for US$ 126 million.

Income Taxes

In the first nine months of 2006, we recorded a net income tax expense of US$ 881 million compared to US$ 824 million in the same period of 2005. The effective tax rate on our pretax income was 15.6% in the first nine months of 2006 compared to 19.2% in the first nine months of 2005. Our effective tax rate is lower than the statutory rate because (i) income of some of our non-Brazilian subsidiaries is subject to lower tax rates, (ii) we are entitled to deduct the amount of our distributions to shareholders that we characterize as interest on shareholders’ equity, and (iii) we benefit from tax incentives applicable to our earnings on production in particular regions of Brazil.

Affiliates and Joint Ventures

Our equity in the results of affiliates and joint ventures and provisions for losses on equity investments decreased to US$ 527 million in the first nine months of 2006 compared to US$ 547 million in the first nine months of 2005. The following table summarizes the composition of our equity in results of affiliates and joint ventures and provisions for losses on equity investments for the periods indicated.

	Nine months ended September 30,
	2006		2005
	(in millions of US$)
Equity in results of affiliates and joint ventures and provision for losses on equity investments
Ferrous	US$	235	US$	307
Logistics		69		39
Aluminum-related products		56		51
Steel		146		150
Coal		21		—

Total equity in results of affiliates and joint ventures and provisions for losses	US$	527	US$	547

Ferrous. Our equity in the results of our iron ore and pellet affiliates and joint ventures and provisions for losses on equity investments decreased from US$ 307 million in the first nine months of 2005 to US$ 235 million in the first nine months of 2006 primarily as a result of the sale of our interest in GIIC in the second quarter of 2006.

Logistics. Our equity in the results of our logistics affiliates and joint ventures and provisions for losses on equity investments increased from US$ 39 million in the first nine months of 2005 to US$ 69 million in the first nine months of 2006. The increase was driven by improved results at MRS Logística.

Aluminum-related products. Our equity in the results of our aluminum-related affiliates and joint ventures and provisions for losses on equity investments was US$ 51 million in the first nine months of 2005 and US$ 56 million in the first nine months of 2006.

Steel. Our equity in the results of our steel affiliates and joint ventures declined from US$ 150 million in the first nine months of 2005 to US$ 146 million in the first nine months of 2006.

Coal. Our equity in the results of our coal affiliate Henan Longyu Energy Resources Ltd., a Chinese anthracite coal producer in which we hold a 25% interest, was US$ 21 million in the first nine months of 2006.

Liquidity and Capital Resources

Overview

Borrowings under our senior acquisition facility in connection with the acquisition of Inco, together with debt of Inco, have led to a significant increase in the amount of our consolidated outstanding indebtedness and related debt service requirements. We currently expect to finance the purchase price for 100% of the Inco shares and related fees and expenses through drawings of US$ 14.6 billion under our senior acquisition facility and cash on hand. As of September 30, 2006, on a consolidated pro forma basis after giving effect to the acquisition of 100% of the Inco shares, the consolidation of debt of Inco and the incurrence by CVRD of indebtedness of US$ 14.6 billion, we had US$ 22.1 billion of debt outstanding, compared to US$ 5.9 billion outstanding at September 30, 2006 on a historical basis. Similarly, on a pro forma basis, our pro forma financial expense for the first nine months of 2006 would be approximately US$ 1.3 billion, compared to financial expenses of US$ 630 million for the same period on a historical basis. See the unaudited interim pro forma financial information included in our Form 6-K filed with the SEC on November 13, 2006.

In order to lengthen the average life of our outstanding indebtedness and to reduce our refinancing risk, we are exploring refinancing in the near term. Potential refinancing alternatives include an offering of guaranteed debt by Vale Overseas under our shelf registration statement, a potential offering in Brazil of R$ 5 billion (approximately US$ 2.3 billion) of non-convertible real-denominated debentures and a potential pre-export financing facility. The form, manner and timing of the refinancing of amounts borrowed under the senior acquisition facility are subject to change and will depend on market conditions.

In the ordinary course of business, our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash and cash equivalents on hand, will continue to be adequate to meet our anticipated capital requirements.

In addition, from time to time, we review acquisition and investment opportunities and will, if a suitable opportunity arises, make selected acquisitions and investments to implement our business strategy. We generally make investments directly or through subsidiaries, joint ventures or affiliated companies, and fund these investments through internally generated funds, the issuance of debt or a combination of these methods. We may also dispose of assets.

In the fourth quarter of 2006, apart from cash requirements for the acquisition of Inco, we expect our major cash needs to amount to approximately US$ 2.6 billion, which includes payment of dividends, repayment of debt and capital expenditures. We currently expect to meet our cash needs for the remainder of 2006 primarily through a combination of operating cash flow, cash and cash equivalents on hand and new debt.

Sources of funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flow from operating activities. At September 30, 2006, we had cash and cash equivalents of US$ 2,891 million. Our operating activities generated positive cash flows of US$ 4,389 million in the first nine months of 2006.

We also have committed credit facilities for the purpose of improving the efficiency of our cash management and reducing debt refinancing risks during periods of instability in financial markets. Currently, we have a credit facility in an amount of US$ 650 million that is available through 2007, with an amortization period if drawn down of two years, and a US$ 500 million revolving credit line that is available through 2011. We have not made use of the funds available under our committed credit facilities.

As described above, on November 6, 2006 our Board of Directors approved the sale of 5,362,928 of the shares we hold in Usiminas for R$ 378.6 million (approximately US$ 177 million).

We believe we are well positioned to raise additional capital given our access to global capital markets. Following our acquisition of Inco, Moody’s confirmed our Baa3 long-term foreign currency credit rating, and Standard & Poor’s downgraded our rating from BBB+ to BBB and placed us on credit watch with negative implications. We do not expect this downgrade to have a significant impact on our liquidity or borrowing capacity.

As noted above, we currently expect to finance the purchase price for 100% of the Inco shares and related fees and expenses through drawings of US$ 14.6 billion under our senior acquisition facility and cash on hand.

Uses of funds

Capital expenditures and investments in the first nine months of 2006 amounted to US$ 2,711 million. In 2006, we have budgeted US$ 4.6 billion for capital expenditures. This amount includes expenditures on projects as well as expenditures for maintenance and mineral exploration. We are still evaluating the impact of the Inco acquisition on our capital expenditures budget for 2007. We expect to announce our capital expenditures budget for 2007 in the first quarter of 2007.

Dividends. Under our dividend policy, which is described in detail in our 2005 Form 20-F, our Executive Officers announce in January of each year the minimum per share dividend they intend to propose to our Board of Directors for the coming year. The proposed minimum dividend for 2006 was US$ 1.3 billion. We paid US$ 650 million in total dividends and interest on shareholders equity on April 28, 2006 and we paid the remaining US$ 650 million in total dividends and interest on shareholders equity on October 31, 2006.

Debt

As of September 30, 2006, on a consolidated pro forma basis, we had US$ 21.9 billion of long-term debt outstanding, US$ 981 million of which was secured debt. This includes US$ 14.6 billon we have drawn under our senior acquisition facility. For this purpose, our senior acquisition facility is assumed to be unsecured. Under the terms of the senior acquisition facility, CVRD Canada, our indirect wholly-owned subsidiary and Inco’s indirect parent, must cause Inco to guarantee the senior acquisition facility within 60 days after CVRD Canada acquires 100% of the Inco shares. If Inco is unable to deliver a guarantee within the time required, within 30 days thereafter, the senior acquisition facility will be secured by a pledge of all CVRD Canada’s interest in Inco. In that event, our pro forma consolidated secured debt would increase to US$ 15.6 billion.

Our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with foreign and Brazilian financial institutions.

Our major categories of long-term indebtedness (including the current portion of long-term debt and excluding the accrued charges) on a historical basis at September 30, 2006 were as follows:

•	U.S. dollar-denominated foreign loans and financing (US$ 2,496 million at September 30, 2006). These loans primarily include export financing credit lines, import financing from export credit agencies, loans from commercial banks and multilateral organizations. The loans generally bear floating rate interest at spreads over LIBOR. We may incur new trade-related debt as part of our refinancing activities, which could increase this category of debt.

•	U.S. dollar-denominated fixed rate notes (US$ 2,043 million at September 30, 2006). We have issued several series of fixed rate bonds through our finance subsidiary Vale Overseas Limited with a CVRD guarantee. We may cause Vale Overseas to issue additional guaranteed notes as part of our refinancing activities, which could increase this category of our debt.

•	U.S. dollar-denominated export securitizations (US$ 366 million at September 30, 2006). We have a US$ 550 million securitization program secured by existing and future receivables generated by our subsidiary CVRD Overseas Ltd that is tied to the export of iron ore and pellets to six of our customers in Europe, Asia and the United States. The securitization transaction is divided into three fixed rate tranches and one floating rate tranche. We may pursue further securitization transactions to refinance amounts borrowed under our senior acquisition facility.

•	Perpetual notes (US$ 86 million at September 30, 2006). We have issued perpetual notes that are exchangeable for 48 billion preferred shares of MRN. Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares relating to periods beginning with the 2000 fiscal year.

•	Local debt (US$ 467 million at September 30, 2006). We have a series of Brazilian loans, principally from BNDES, most of which are indexed to U.S. dollars, and the remainder of which are linked to baskets of currencies or floating rates in Brazil. We have filed with the Securities and Exchange Commission of Brazil (Commissão de Valores Mobiliários – CVM) a request for a public offering in Brazil of up to R$ 5 billion (approximately US$ 2.3 billion) in non-convertible debentures.

At September 30, 2006, Inco had US$ 1,872 million of outstanding long-term debt (including current portion), including US$ 235 million of convertible debt that we expect to be converted into shares and purchased in our tender offer or subsequent acquisition transaction.

We expect to draw a total of US$ 14.6 billion under our senior acquisition facility in connection with the acquisition of Inco.

Our senior acquisition facility and some of our other long-term debt instruments contain financial covenants. See “Senior Acquisition Facility” below for more detail regarding our financial covenants under the senior acquisition facility. Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of September 30, 2006, and we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements. We believe we will be able to operate within the terms of our financial covenants for the foreseeable future. None of these covenants directly restricts our ability to pay dividends on equity securities at the parent company level.

Off-balance sheet arrangements

At September 30, 2006, our off-balance sheet arrangements consisted solely of guarantees. At September 30, 2006, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$ 3 million, denominated in U.S. dollars. We have charged the Samarco joint venture for extending these guarantees to it.

At September 30, 2006, Inco had extended US$ 353 million of guarantees.

Senior Acquisition Facility

In connection with the acquisition of Inco, we and two subsidiaries acting as co-borrowers entered into a credit agreement for a senior acquisition facility of up to US$ 18.0 billion (the “Credit Agreement”). The following description of the Credit Agreement is a summary and is qualified in its entirety by reference to the Credit Agreement, a copy of which was filed as an exhibit to our Schedule TO-T/A filed on October 25, 2006.

Amounts borrowed under our senior acquisition facility that are repaid or prepaid may not be reborrowed. The principal amount outstanding is due and payable in full in October 2008. Advances outstanding under our senior acquisition facility bear interest at LIBOR plus an applicable margin, which is currently 40 basis points. The applicable margin is subject to adjustment based on our long-term foreign currency debt ratings assigned by Standard & Poor’s and Moody’s Investors Service at the time of determination.

We are required to make prepayments, in an amount equal to the amount of Net Cash Proceeds (as such term is defined in the Credit Agreement) in respect of debt or equity issuances or certain asset sales received by us or any of our subsidiaries, with significant exceptions such as Excluded Debt and Excluded Asset Sales (as such terms are defined in the Credit Agreement), within 35 days after the date of receipt of the Net Cash Proceeds. In addition, if we fail to acquire 100% of the equity interests in Inco within 180 days after the Effective Date (as defined in the Credit Agreement), we will be required to prepay the aggregate outstanding principal amount of the advances on the first business day following such 180th day.

No later than 60 days after the completion of our acquisition of 100% of the equity interests in Inco through one or more of our wholly-owned subsidiaries, Inco must provide a guarantee of our obligations under the Credit Agreement. If, however, the guarantee would (a) conflict in any material respects with, or result, directly or indirectly, in any material event of default under, any material contract of Inco or any of its subsidiaries in effect as of the Effective Date or (b) cause a downgrade of Inco’s corporate credit rating or otherwise have a material adverse effect on Inco, then the guarantee is not required but within 30 days thereafter, but we are required to cause our obligations under the Credit Agreement to be secured by a perfected first-priority pledge of all of our equity interests in Inco pursuant to a pledge agreement.

The Credit Agreement provides the following financial covenants, to be measured quarterly: (a) ratio of Funded Debt (as such term is defined in the Credit Agreement) to Adjusted EBITDA (as such term is defined in the Credit Agreement) for the last four quarters not to exceed 4.5:1.0 and (b) ratio of Adjusted EBITDA for the last four quarters to Interest Expense (as such term is defined in the Credit Agreement) for such period not to be less than 2.0:1.0. The first test date for such financial covenants will December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: November 13, 2006	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer